UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 QSR Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74726X105
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                September 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 74726X105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               29,716 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             17,298 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            29,716 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     17,298 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           47,017 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.30%

14 TYPE OF REPORTING PERSON*
            BD, IA


                                  SCHEDULE 13D
CUSIP NO. 74726X105

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               527,539 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                    -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            527,539 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             527,539 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.31%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 74726X105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               43,246 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            43,246 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          43,246 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.27%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 74726X105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                   --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                            -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0- Shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 74726X105

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Marathon  Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               -0- Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            -0- Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                        -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0- Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of QRS Corporation, 1400 Marina Way South, Richmond, CA., 94804.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware partnership whose general partner is Loeb Arbitrage Management, Inc. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------
Shares of Common Stock were acquired by LAF, LPC, LMF,LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF have acquired shares of Common Stock for investment purposes. LAF, LPC, LMF, LOF and LMOF reserve the right to sell shares of Common Stock or to acquire additional shares in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of September 9, 2004.
                                    Shares of Common Stock

Loeb Arbitrage Fund                       527,539
Loeb Partners Corporation*                 47,014
Loeb Offshore Fund Ltd.                    43,246
Loeb Marathon Fund LP                           0
Loeb Marathon Offshore Fund Ltd.                0
                                        -----------
                                          617,799

The total shares of Common Stock constitute 3.87% the 15,948,007 outstanding shares of Common Stock as reported by the issuer.
-------------------------
*Including 302 Shares of Common Stock purchased and 1,440 sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) See paragraph (a) above.

(c) The following purchases of Common Stock have been made in the last sixty
(60) days by the following:

                                   Purchases of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          07-19-04       7500              $6.48
                              07-20-04      11250               6.75
                              07-21-04       7800               6.72
                              07-21-04      10950               6.72
                              07-22-04       7069               6.71
                              07-23-04       1500               6.69
                              07-27-04       1560               6.71
                              07-28-04       2201               6.75
                              07-29-04       1875               6.76
                              07-29-04        480               6.76
                              07-30-04        813               6.76
                              08-03-04       1246               6.87
                              08-09-04       7678               6.54
                              08-10-04       3005               6.41
                              08-11-04       1462               6.31
                              08-13-04        563               6.22
                              08-16-04       1500               6.20
                              08-19-04       9223               6.18
                              08-20-04        432               6.35
                              08-23-04       4462               6.49
                              08-24-04       2691               6.43
                              08-25-04       7195               6.51
                              08-26-04       2719               6.21
                              08-27-04       3635               6.26
                              08-30-04       5161               6.36
                              08-31-04       3687               6.30
                              09-01-04        811               6.35

Holder                                     Shares      Average Price
Loeb Arbitrage Fund           07-19-04       8500             $6.476
                              07-20-04     127500              6.750
                              07-21-04     195500              6.724
                              07-21-04      17000              6.714
                              07-22-04      80124              6.711
                              07-23-04      17000              6.694
                              07-27-04      17680              6.709
                              07-28-04      24960              6.748
                              07-29-09       5440              6.760
                              07-29-04      21250              6.760
                              07-30-04       9220              6.760
                              08-03-04      14119              6.867
                              08-09-04      87019              6.536
                              08-10-04      34060              6.409
                              08-11-04      16576              6.308
                              08-13-04       6382              6.222
                              08-16-04      17000              6.196
                              08-19-04     104525              6.182
                              08-20-04       4876              6.354
                              08-20-04         20              6.354
                              08-23-04      50566              6.485
                              08-24-04      35962              6.434
                              08-25-04      87629              6.510
                              08-26-04      31384              6.213
                              08-27-04      41987              6.262
                              08-28-04      59589              6.359
                              08-30-04      42563              6.300
                              09-01-04       9364               6.35

Holder                                     Shares      Average Price
Loeb Offshore Fund            07-19-04       7500              $6.48
                              07-20-04      11250               6.75
                              07-21-04      17250               6.72
                              07-21-04       1500               6.72
                              07-22-04       7071               6.71
                              07-23-04       1500               6.69
                              07-27-04       1560               6.71
                              07-28-04       2204               6.75
                              07-29-04       1875               6.76
                              07-29-04        480               6.76
                              07-30-04        815               6.76
                              08-03-04       1246               6.87
                              08-09-04       7678               6.54
                              08-10-04       3005               6.41
                              08-11-04       1462               6.31
                              08-13-04        563               6.22
                              08-16-04       1500               6.20
                              08-19-04       9223               6.18
                              08-20-04        432               6.35
                              08-23-04       4462               6.49
                              08-24-04       3147               6.43
                              08-25-04       7666               6,51
                              08-26-04       2765               6.21
                              08-27-04       3698               6.26
                              08-30-04       5250               6.36
                              08-31-04       3750               6.30
                              09-01-04        825               6.35

Holder                            Date     Shares      Average Price
Loeb Marathon Fund LP         08-02-04      15430              $6.80
                              08-03-04       3164               6.87
                              08-09-04       2625               6.54
                              08-10-04       1030               6.41
                              08-11-04        500               6.31
                              08-19-04      13663               6.18
                              08-20-04        640               6.35
                              08-23-04       4754               6.49
                              08-24-04       3300               6.43
                              08-25-04       8310               6.51
                              08-26-04       2989               6.21
                              08-27-04       2800               6.26
                              08-30-04       7000               6.36
                              08-31-04       5000               6.30
                              08-31-04       1351               6.31
                              09-01-04       1927               6.35

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        09-01-04       9000              $6.35
   Fund Ltd.                  09-02-04      24905               6.34



                                     Sales of Common Stock
Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          08-04-04      11490              $5.72
                              08-05-04      10981               5.77
                              08-06-04      14625               5.70
                              09-03-07      14750               6.82
                              09-07-04       3688               6.84
                              09-08-04       1040               6.84
                              09-09-04       1400               6.84


Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           08-04-04     130226              $5.72
                              08-05-04     124457               5.77
                              08-06-04     165750               5.70
                              09-03-04     170250               6.82
                              09-07-04      42562               6.84
                              09-08-04      40795               6.84
                              09-09-04      42696               6.84


Holder                            Date     Shares      Average Price
Loeb Offshore Fund            08-04-04      11484              $5.72
                              08-05-04      10983               5.77
                              08-06-04      14625               5.70
                              09-03-04      15000               6.82
                              09-07-04       3750               6.84
                              09-08-04       7090               6.84
                              09-09-04       3499               6.84


Holder
Loeb Marathon Fund LP         08-04-04       3900              $5.72
                              08-05-04       3754               5.78
                              08-06-04       5000               5.70
                              09-01-04      33905               6.82


Holder                            Date     Shares      Average Price
Loeb Marathon Offshore        09-03-04      33905              $6.82
    Fund Ltd.




--------------------
*Including 302 shares of Common Stock purchased and 1,440 sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on the Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2004                       Loeb Partners Corporation


                                     By: /s/ Gideon J. King
                                             Executive Vice President







September 13, 2004                       Loeb Arbitrage Fund
                                  By: Loeb Arbitrage Management, Inc.


                                  By: /s/ Gideon J. King
                                          President

September 13, 2004                       Loeb Offshore Fund Ltd.



                                  By: /s/ Gideon J. King
                                          Director

September 13, 2004                       Loeb Marathon Fund LP
                               By: Loeb Arbitrage Management, Inc., G.P.


                                 By: /s/ Gideon J. King
                                         President

September 13, 2004                 Loeb Marathon Offshore Fund Ltd.



                                 By: /s/ Gideon J. King
                                         Director